SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            The Quizno's Corporation
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                   749058 10 3
                                 (CUSIP Number)

                  Lyle B. Stewart, Esq., Lyle B. Stewart, P.C.
          3751 S. Quebec Street, Denver, Colorado 80237, (303) 267-0920
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 13, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

           * The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                  SCHEDULE 13D

CUSIP No. 749058 10 3                                         Page 2 of 11 Pages

       (1) NAME OF REPORTING PERSON PERSON:
                    Voting Trust Agreement dated July 14, 1994, as amended

       (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
             a. X
             b. __

       (3) SEC USE ONLY:

       (4) SOURCE OF FUNDS :  AF

       (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

       (6) CITIZENSHIP OR PLACE OF ORGANIZATION  - COLORADO

   NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

                  (7) SOLE VOTING  POWER :                  0

                  (8) SHARED VOTING POWER:                  0

                  (9) SOLE DISPOSITIVE POWER:               0

                 (10) SHARED DISPOSITIVE POWER:
                      1,551,334 shares of Common Stock
                      146,000 shares of Class A Cumulative Convertible
                       Preferred Stock (146,000 shares of Common Stock upon conversion)

       (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
              1,697,334 Shares of Common Stock  (assuming Class A Preferred
               Stock conversion)

       (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES: [  ]

       (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             53.8% Common Stock (assuming Class A Preferred Stock conversion)

       (14) TYPE OF REPORTING PERSON -  00

                                  SCHEDULE 13D

CUSIP No  749058 10 3                                        Page 3 of 11  Pages

         (1) NAME OF REPORTING PERSON:
                  Richard E. Schaden, Individually and as Joint Trustee under
                    Voting Trust
                  Agreement dated July 14, 1994, as amended

         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                        a. X
                        b. __

         (3) SEC USE ONLY:

         (4) SOURCE OF FUNDS:  PF

         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

         (6) CITIZENSHIP OR PLACE OF ORGANIZATION: USA

 NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

         (7) SOLE VOTING POWER: 778,006  shares of Common Stock
                                  5,087  shares of Common Stock subject to
                                          currently exercisable options
                                  1,084  shares of Common Stock held under
                                          401(k) Plan 2,000 shares of Common
                                          Stock subject to a proxy granted to
                                          Reporting Person

         (8) SHARED VOTING POWER:  773,667 shares of Common Stock held
                                   146,000 shares of Class A Cumulative
                                            Convertible Preferred Stock
                                            (146,000 shares of Common Stock
                                            upon conversion)
                                     4,000 shares of Common Stock subject to
                                            proxy granted to Voting Trust

         (9) SOLE DISPOSITIVE POWER: 4,339 shares of Common Stock
                                     5,087 shares of Common Stock subject to
                                            currently exercisable options

        (10) SHARED DISPOSITIVE POWER: 1,553,334 shares of Common Stock
                                         146,000 shares of Class A Cumulative
                                                  Convertible Preferred Stock
                                                  (146,000 shares of Common
                                                  Stock upon conversion)


        (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              1,709,844  shares of Common Stock (assuming exercise of options and Class A Preferred Stock conversions)

        (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES: [  ]

        (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               54.1% Common Stock (assuming exercise of options and Class A
                 Preferred Stock conversion)

        (14) TYPE OF REPORTING PERSON:  IN

                                  SCHEDULE 13D

CUSIP No.749058 10 3                                         Page 4 of 11 Pages

        (1) NAME OF REPORTING PERSON:
             Richard F. Schaden, Individually and as Joint Trustee under Voting
              Trust Agreement dated July 14, 1994, as amended

        (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              a. X
              b. __

        (3) SEC USE ONLY:

        (4) SOURCE OF FUNDS:  PF

        (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

        (6) CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        (7)  SOLE VOTING POWER:
                68,803 shares of Classes C and E Cumulative Convertible
                 Preferred Stock (68,803 shares of Common Stock upon conversion)
                4,000 shares of Common Stock subject to currently exercisable options

        (8)  SHARED VOTING POWER: 773,667 shares of Common Stock
                                  146,000 shares of Class A Cumulative
                                   Convertible Preferred Stock
                                   (146,000 shares of Common Stock upon
                                   conversion) 4,000 shares of Common Stock subject to proxy granted to Voting Trust

        (9) SOLE DISPOSITIVE POWER: 68,803 shares of Classes C and E Cumulative
                                     Convertible Preferred Stock (68,803 shares of Common Stock upon conversion)
                                     4,000 shares of Common Stock subject to
                                      currently exercisable options

       (10)  SHARED DISPOSITIVE POWER: 1,551,334 shares of Common Stock
                                         146,000 shares of Class A Cumulative
                                          Convertible Preferred Stock
                                          (146,000 shares of Common Stock upon
                                           conversion)

       (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                       1,774,137 shares of Common Stock
                                        (assuming exercise of options and Class
                                        A, Class C and Class E Preferred Stock conversions)

       (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES: [  ]

       (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            55.0% Common Stock (assuming Class A, Class C and Class E Preferred
              Stock conversion)

       (14) TYPE OF REPORTING PERSON: IN

                                  SCHEDULE 13D

CUSIP No.749058 10 3                                        Page 5 of 11 Pages
         Item 1.       Security and Issuer.
         ------        -------------------

     This statement relates to shares of the Common Stock ("Common Stock"), par value of $.001 per share, of The Quizno's Corporation, a Colorado corporation (the "Issuer"). This Statement also refers to the Class A Cumulative Convertible Preferred Stock ("Class A Stock"), the Class C Cumulative Convertible Preferred Stock (the "Class C Stock") and the Class E Cumulative Convertible Preferred Stock (the "Class E Stock"), which are currently convertible into shares of Common Stock on a one-for-one basis, but are not registered under the Securities Exchange Act of 1934 (the "Act"). The Issuer maintains its principal executive offices at 1415 Larimer Street, Denver, Colorado 80202.

         Item 2.    Identity and Background.
         ------     -----------------------

         This statement is filed by Richard E. Schaden and Richard F. Schaden, individually, and as joint Trustees (the "Trustees"), of a Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust") (the Trustees and the Voting Trust are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-l(k)(2) under the Act, as members of a group.


         I.

         The Voting Trust was established under the laws of the state of Colorado on July 14, 1994. The addresses of the Trustees are set forth in paragraphs II and III to this Item 2 below. During the last five years, the Voting Trust has not been convicted in any criminal proceeding and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A copy of the Voting Trust Agreement is attached as Exhibit A to the original paper filing of Schedule 13D.

                                  SCHEDULE 13D

CUSIP No.749058 10 3                                          Page 6 of 11 Pages

         II.
         (a) Richard E. Schaden
         (b) His business address is 1415 Larimer Street, Denver, Colorado 80202
         (c) Mr. Schaden is President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer whose address is set forth in response to Item 1 above.
         (d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) Mr. Schaden is a citizen of the USA


         III.

         (a) Richard F. Schaden

         (b) His business address is 11870 Airport Way, Broomfield, Colorado
              80021

         (c) He is Vice President, Secretary and Director of the Issuer whose address is set forth in response to Item 1 above. Mr. Schaden is also the founding partner of the law firm of Schaden, Katzman, Lampert & McClune.

         (d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

                                  SCHEDULE 13D

CUSIP No.749058 10 3                                          Page 7 of 11 Pages

         (f) Mr. Schaden is a citizen of the USA.


         Item 3.  Source and Amount of Funds or Other Consideration.
         -------  -------------------------------------------------

         On July 14, 1994, Richard E. Schaden and Richard F. Schaden, as individuals (the "Schadens"), each transferred 776,400 of the shares of Common Stock to the Voting Trust of which the Schadens are the Joint Trustees, in consideration of the Trustees' issuance of a Trust Certificate to each of them for a corresponding number of shares. In November of 1994, 9,200 additional shares of Common Stock and 146,000 shares of Class A Stock were transferred into the Voting Trust in consideration for additional interests in the Voting Trust. In September 1996, 8,666 shares of Common Stock were transferred out of the Voting Trust as a gift. In June 1997, Richard E Schaden, individually, was granted options to purchase 4,000 shares of Common Stock that immediately vested under the Issuer's Employee Stock Option Plan. In July 1997, he exercised a portion of such options to purchase 2,913 shares of Common Stock from the Issuer for cash using personal funds. On October 18, 1997, Richard F. Schaden, acquired 35,000 shares of Class C Stock from the Issuer for cash using personal funds, of which he has transferred 1,000 shares as a gift. In January 1998, 6,000 shares of Common Stock was transferred out of the Voting Trust to two persons as gifts. However, the Voting Trust retained a proxy to vote and shared dispositive power over 4,000 of those shares and Richard E. Schaden retained a proxy to vote and shared dispositive power over 2,000 of those shares. In October 1999, Richard E. Schaden exercised options granted under the Issuer's Employee Stock Option Plan to purchase 1,426 shares of Common Stock. Richard E. Schaden has also been allocated 1,084 shares of Common Stock under the Issuer's 401(k) Plan over which he has voting rights but no disposition rights. On January 1, 2000, each of the Schadens were granted options to acquire 4,000 shares of Common Stock, as were each of the other members of the

                                  SCHEDULE 13D

CUSIP No.749058 10 3                                          Page 8 of 11 Pages

         Issuer's Board of Directors and Advisors. Any exercise of options by a Reporting Person will involve the use of personal funds. On March 22, 2000, Richard F. Schaden acquired 34,803 shares of Class E Stock from the Issuer for cash using personal funds. On August 9, 2000, Richard E. Schaden withdrew 773,667 shares of Common Stock from the Voting Trust to be used to secure a personal loan to him, subject, however, to his agreement to re-convey such shares to the Voting Trust once they are no longer needed to secure any loan. On August 14, 2000, such shares were used to obtain a margin loan by Richard E. Schaden. No part of the proceeds of such loan were used to purchase any Common Stock.

         Item 4.    Purpose of Transaction.
         ------     ----------------------
         The purpose of the transfers of shares to the Voting Trust in 1994 was to secure the continuity and stability of policy and management of the Issuer. Issuer securities acquired outside of the Voting Trust by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire Issuer securities upon exercise of options granted in connection with existing Issuer stock option plans using personal funds. On November 13, 2000, the Issuer announced a tender offer for shares of its Common Stock at a purchase price of $8.00 per share. The Schadens have stated that they will not tender any of their shares. The result of the tender offer, if any shares are purchased, will be to increase the ownership percentage of the Schadens. In addition, the tender offer could result in the de-listing of the Common Stock from the Nasdaq SmallCap Market and the termination of registration of the Common Stock of the Issuer under the Securities Exchange of 1934, as amended (generally known as "going private"). In conjunction with the tender offer, the Issuer announced that subsequent to the tender offer, the Board of Directors could determine to enter into a merger or other form of corporate transaction such that any share not tendered by shareholders in the tender offer (other than shares held by the Schadens) would be converted into only the right to receive the offer price in cash. The Issuer may finance up to $12 million of the cost of the tender offer through a credit facility from Levine Leichtman

                                  SCHEDULE 13D

CUSIP    No.749058  10 3                                    Page  9 of 11  Pages

          Capital Partners II, L.P. In connection with such loan, that entity would have an option to appoint a representative to the Board of the Issuer, and would hold a warrant to purchase up to 14% of the Issuer's Common Stock, on a fully diluted basis. Other than as stated above, the Reporting Persons do not have any present plans or proposals which relate to or may result in the acquisition by any person of additional securities of the Issuer, a merger, reorganization or liquidation involving the Issuer, a sale or transfer of a material amount of the Issuer's assets, any other similar extraordinary transaction or event, or a change in the present Board of Directors or management of the Issuer.

          Item 5.  Interest in Securities of the Issuer.
          ------   ------------------------------------

          To the best knowledge of each of the Reporting Persons, the number of shares of Common Stock, Class A Stock, Class C Stock and Class E Stock beneficially owned by the Voting Trust and the Schadens is set forth correctly above. The Trustees of the Voting Trust would have shared voting power of the Voting Trust, except that each of the Schadens have been granted, by means of irrevocable Proxy Appointments (which are coterminous with the Voting Trust or terminate upon the death of the proxy, whichever shall first occur), the power to vote certain of the shares held in the Voting Trust. The holders of Class A Stock , Class C Stock and Class E Stock are not entitled to any voting rights except as required by the laws of the State of Colorado. Upon conversion of the Class A Stock, the resulting shares of Common Stock will be held in the name of the Voting Trust, and one-half of such shares will be voted by each of the Schadens. Upon conversion of the Class C Stock and the Class E Stock, the resulting shares of Common Stock will be owned and voted by Richard F. Schaden. While the Voting Trust has transferred its right to vote the shares held by the Voting Trust to the Schadens, the Trustees maintain the shared power to dispose of the Shares. Copies of the Voting Trust Proxy Appointments were attached to both the original Schedule 13D filing and Amendment No.1 to Schedule 13D as Exhibits B and C, and to this Amendment No.5

                                  SCHEDULE 13D

CUSIP No.749058 10 3                                         Page 10 of 11 Pages

         Item 6.    Contracts, Arrangements, Understandings or Relationships
         ------     --------------------------------------------------------
                     with Respect to Securities of the Issuer.
                     -----------------------------------------

          In addition to the Agreements described in response to Items 3 and 5 above, the Schadens are parties to a Stock Purchase Agreement dated as of July 14, 1994, which imposes restrictions upon the sale or other disposition of Shares owned by them. This Stock Purchase Agreement restricts the sale or other disposition of Shares owned by each of them without first offering their shares to the other party. A copy of the Stock Purchase Agreement was attached to the original Schedule 13D as Exhibit D. In 1996, the Reporting Persons entered into a Stockholders' Agreement among themselves, the Issuer and Retail & Restaurant Growth Capital, L.P. ("RRGC"), in connection with a loan to the Issuer by RRGC and the acquisition by RRGC of an equity interest in the Issuer. Such Stockholders' Agreement principally provides that the Reporting Persons will vote for RRGC representation on the Board of the Issuer, that RRGC would have certain "tag-along" rights if the Reporting Persons sold their Issuer securities, and that RRGC will have certain preemptive rights to acquire Issuer stock. A copy of such Agreement is incorporated by reference as Exhibit A to Amendment No. 4 to Schedule 13D. If the tender offer described above is consummated, RRGC's interest in the Issuer is expected to be purchased by the Issuer. However, the party financing the aggregate Issuers cash purchase price for the tender offer is expected to require the Schadens to enter into a similar agreement granting similar rights to it.

  Item 7.    Material  Filed as Exhibits.
  ------     ---------------------------
 Exhibit A to original Schedule 13D    Voting Trust Agreement.

 Exhibit B to original Schedule  13D   Proxy Appointment of Richard E. Schaden.

 Exhibit C to original Schedule 13D    Proxy Appointment of Richard F. Schaden.

 Exhibit D to original Schedule 13D    Stock Purchase Agreement.

 Exhibit A to Amendment No.1
 to Schedule 13D                       Amendment to Voting Trust Agreement.

 Exhibit B to Amendment No.1
 to Schedule 13D                       Proxy Appointments of Richard E. Schaden.


                                  SCHEDULE 13D

CUSIP No.749058 10 3                                         Page 11 of 11 Pages

Exhibit C to Amendment No.1
to Schedule 13D                   Proxy Appointments of Richard F. Schaden.

Exhibit A to Amendment No. 3
to Schedule 13D                   Schaden Proposal Letter.


Exhibit B to Amendment No. 3
to Schedule 13D                   Proxy Appointment of Richard F. Schaden and
                                   Richard E. Schaden, as Co-Trustees.

Exhibit C to Amendment No. 3
to Schedule 13D                   Proxy Appointment of Richard E. Schaden.

Exhibit A to Amendment No. 4      Stockholders Agreement, dated as of
                                   December 31, 1996, incorporated by reference to Exhibit 99(b) to Schedule 13D filed by Retail & Restaurant Growth Capital, L.P. with the Commission on January 9, 1997.

Exhibit A to Amendment No.5**     Agreement of  Waiver and Modification of
                                   Voting Trust Agreement and Stock Purchase
                                   Agreement, dated August 8, 2000, between
                                   Richard E. Schaden and Richard F. Schaden

Exhibit B to Amendment No.5**     Proxy Appointment of Richard E. Schaden,
                                   dated August 8, 2000

Exhibit C to Amendment No.5**     Proxy Appointment of Richard F. Schaden,
                                   dated August 8, 2000

Exhibit D to Amendment No.5       Incorporation by reference of all material
                                   filed with the Issuer's Schedule TO, filed
                                   with the Commission on November 13, 2000
--------
** Filed herewith. All the other documents referenced above have been filed previously.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: November 15, 2000


         /s/Richard E. Schaden                    /s/Richard F. Schaden
         ---------------------                    ---------------------
         Richard E. Schaden,                      Richard F. Schaden,
         Individually and as Trustee              Individually and as Trustee

                                                                       Exhibit A
                                                                       ---------

                 AGREEMENT OF WAIVER AND MODIFICATION OF VOTING
                  TRUST AGREEMENT AND STOCK PURCHASE AGREEMENT

         This Agreement of Waiver and Modification of Voting Trust Agreement and Stock Purchase Agreement is entered into and executed on this 8th day of August, 2000, between Richard F. Schaden ("RFS") and Richard E. Schaden ("RES"), both individually and as Co-Trustees under that certain Voting Trust Agreement, dated July 14, 1994, as amended from time to time (the "Voting Trust Agreement").

         WHEREAS, RFS and RES executed both the original Voting Trust Agreement and a Stock Purchase Agreement, dated as of July 14, 1994 (the "Stock Purchase Agreement") in order to secure the continuity and stability of policy and management of The Quizno's Corporation by depositing their respective shares of Quizno's common stock in the Voting Trust created by the Voting Trust Agreement (the "Voting Trust"), and agreeing to restrict their ability to sell such shares under the terms of the Stock Purchase Agreement; and

         WHEREAS, RES now desires to hold 773,667 shares of common stock of Quizno's currently held in the Voting Trust outside the Voting Trust, in his own name, in order to use, and for the sole purpose of using, such shares of common stock to secure a loan to him personally; and

         WHEREAS, RFS is willing to permit such holding of shares of common stock outside of the Voting Trust for such purposes, so long as the Voting Trust Agreement and the Stock Purchase Agreement remain in full force and effect and RES agrees to re-convey and re-transfer such shares to the Voting Trust and that such shares of common stock will again be subject to the terms of the Voting Trust Agreement and the Stock Purchase Agreement, as soon as they are free from any pledge or collateral agreement securing such loan; and

         WHEREAS, RFS and RES desire to record their mutual waivers relating to other matters in connection with the Voting Trust Agreement, as set forth in Section 3 below.

         NOW THEREFORE, in consideration of the mutual agreements contained herein and other good and sufficient consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         1. The Voting Trust shall transfer 773,667 shares of Quizno's common stock held in its name on the stock transfer records of Quizno's to RES, to be held in the name of RES or his nominee, free and clear of any of the restrictions and legends provided for in the Voting Trust Agreement and the Stock Purchase Agreement, provided, however, that such transfer is for the sole purpose of permitting RES to borrow funds for a personal loan, with the pledge of such shares to secure that loan. Any Trust Certificate or voting proxy issued under the Voting Trust Agreement to RES, but only to the extent of the 773,667 shares of Quizno's common stock transferred hereunder, shall be cancelled upon the transfer of such shares to RES. RES agrees that upon the release of any such shares from such pledge or other collateral agreement, if ever, he shall re-convey and re-transfer those shares to the Voting
         Trust and such shares will again be subject to the Voting Trust Agreement and the Stock Purchase Agreement. Upon such re-conveyance or re-transfer, RES shall be issued one or more Trust Certificates and granted voting proxies for any such shares.

         2. During the time such shares are held by RES outside the Voting Trust, the Voting Trust shall continue in effect as provided in the Voting Trust Agreement, and the Voting Trust Agreement and the Stock Purchase Agreement shall continue to be in full force and effect in accordance with their respective terms.

         3. RFS and RES individually and as Co-Trustees under the Voting Trust Agreement do hereby waive the obligations, if any, of either of them to place any of the Class C Cumulative Convertible Preferred Stock of Quizno's owned by either of them, the Class E Cumulative Convertible Preferred Stock of Quizno's owned by either of them, any stock options granted to either of them by Quizno's, and any of Quizno's common stock issued upon the conversion or exercise of any of the preceding, in the Voting Trust or subject any of the preceding to the terms of the Voting Trust Agreement, however, such options and shares will continue to be subject to the terms of the Stock Purchase Agreement.

         IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first above written with the full intention to be bound.


/s/Richard F. Schaden                         /s/ Richard E. Schaden
---------------------                         ----------------------
Richard F. Schaden, Individually              Richard E. Schaden, Individually
and as Co-Trustee                             and as Co-Trustee

                                                                       Exhibit B
                                                                       ---------

                                      PROXY

                  Richard E. Schaden and Richard F. Schaden, joint Trustees (the "Trustees"), under that certain Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust"), by and between Richard E. Schaden and Richard F. Schaden, as shareholders of The Quizno's Corporation (the "Corporation"), hereby appoint Richard E. Schaden as agent and proxy of the Trustees, to vote 73,000 shares of Class A Cumulative Convertible Preferred Stock of the Corporation, and 2,000 shares of common stock of the Corporation held in the name of Timothy M. Schaden, who has granted a proxy to vote those shares to the Voting Trust, at any meeting of shareholders of the Corporation or adjournments thereof.

         This appointment is irrevocable, except with the approval of the proxy appointed herein, and is intended to be coterminous with the Voting Trust and shall terminate only upon the termination of the Voting Trust or upon the death of the proxy appointed herein. This appointment is coupled with an interest as provided in Section 107-203 (5) of the Colorado Business Corporation Act.

                  This appointment is nontransferable, except that the proxy appointed herein can appoint another as the proxy for a specific meeting of shareholders by executing a standard proxy card, used in soliciting proxies from shareholders generally. In the event of the death of Richard E. Schaden, the voting rights granted herein shall terminate and shall not inure to the benefit of his heirs, successors or assigns, but shall revert to the remaining Trustee under the Voting Trust.

                  The Trustees hereby revoke any appointments heretofore given to vote any such shares.


Date:        August 8, 2000

                                           /s/ Richard F. Schaden
                                           ---------------------------
                                           Richard F. Schaden, Trustee


                                           /s/ Richard E. Schaden
                                           ---------------------------
                                           Richard E. Schaden, Trustee

                                                                       Exhibit C
                                                                       ---------
                                      PROXY

                  Richard E. Schaden and Richard F. Schaden, joint Trustees (the "Trustees"), under that certain Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust"), by and between Richard E. Schaden and Richard F. Schaden, as shareholders of The Quizno's Corporation (the "Corporation"), hereby appoint Richard F. Schaden as agent and proxy of the Trustees, to vote 773,667 shares of the common stock of the Corporation, 73,000 shares of Class A Cumulative Convertible Preferred Stock of the Corporation, and 2,000 shares of common stock of the Corporation held in the name of Timothy M. Schaden, who has granted a proxy to vote those shares to the Voting Trust, at any meeting of shareholders of the Corporation or adjournments thereof.

         This appointment is irrevocable, except with the approval of the proxy appointed hereunder, and is intended to be coterminous with the Voting Trust and shall terminate only upon the termination of the Voting Trust or upon the death of the proxy appointed herein. This appointment is coupled with an interest as provided in Section 107-203 (5) of the Colorado Business Corporation Act.

                  This appointment is nontransferable, except that the proxy appointed herein can appoint another as the proxy for a specific meeting of shareholders by executing a standard proxy card, used in soliciting proxies from shareholders generally. In the event of the death of Richard F. Schaden, the voting rights granted herein shall terminate and shall not inure to the benefit of his heirs, successors or assigns, but shall revert to the remaining Trustee under the Voting Trust.

                  The Trustees hereby revoke any appointments heretofore given to vote any such shares.


Date:        August 8, 2000

                                           /s/ Richard F. Schaden
                                           ---------------------------
                                           Richard F. Schaden, Trustee


                                           /s/ Richard E. Schaden
                                           ---------------------------
                                           Richard E. Schaden, Trustee